JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

August 21, 2015

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:                JNL Series Trust
File Nos. 33-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (the "Trust") enclosed herewith for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting, Proxy, Statement and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by shareholders of the Trust is as follows:

1.            Shareholders of the JNL/WMC Money Market Fund (the "Fund") only, voting separately: to approve certain fundamental policy and investment strategy changes for the Fund.

The shareholders' meeting for the Trust is scheduled to be held on November 6, 2015.  Please do not hesitate to contact me at (517) 367-4336 to discuss the Preliminary Proxy Statement.

Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary